Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Sonic Solutions
Commission File No.: 000-23190

Subject Company: DivX, Inc.
Commission File No.: 001-33029


DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME
DVD

# DivX Update
August 25, 2010

# Disclaimer

**Cautionary Note Regarding Forward-Looking Statements:**

This presentation includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions and DivX, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results of Sonic Solutions or DivX, please refer to their most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Sonic Solutions or DivX with the Securities Exchange Commission ("SEC") and available on the SEC's website at www.sec.gov. Neither Sonic Solutions nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on Sonic Solutions's or DivX's current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as "believe," "anticipate," "intend," "expect," "project," "plan," "may," "should," "could," "will," "estimate," "predict," "potential," "continue," and similar words, terms or statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by Sonic Solutions, DivX or any other person that Sonic Solutions' or DivX's objectives or plans, both individually and on a consolidated basis, will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes various factors set forth, in their respective SEC filings referenced above.

Risks and uncertainties relating to the proposed merger include the risks that: (1) the ability to obtain regulatory approvals of the merger on the proposed terms and schedule; (2) the risk that the businesses of Sonic and DivX will not be integrated successfully; (3) the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (4) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and (5) the continuing negative impact of current macroeconomic conditions on consumers and associated impact on their ability and inclination to spend on leisure- and entertainment-related activities and related software and electronics. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party's management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus referenced below. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.

**Additional Information about the Proposed Merger and Where to Find It:**

This presentation is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions, and it is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission (the "SEC") with respect to the transaction. When such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information. Any such documents, once filed, will be available free of charge at the SEC's website (www.sec.gov). This material is not a substitute for the joint proxy statement/prospectus that Sonic Solutions will file with the SEC or any other document that Sonic Solutions may file with the SEC or Sonic Solutions or DivX may send to its shareholders in connection with the proposed merger. **INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.**

# Mission Statement

***Enabling the Creation, Distribution, and Enjoyment of Digital Media From Hollywood to Home***

# A Brief History of Sonic

**1989**

Sonic founded by veterans of Lucasfilm's DroidWorks

The world's first commercial CD mastering system

**1996**



The world's first commercial DVD authoring system

**2000**

- First consumer DVD authoring for the PC
- Engines for partners...

**2004**

The #1 retail brand for media creation

**2007**

First tools for BD Disc creation and playback

**2009**



Sonic launches digital media delivery initiatives

# Sonic is:

## Personal Content

**~$85M**


roxio
creator 2010
PRO
roxio
toast 10
TITANIUM

- Leading consumer media software
- OEM, retail, and direct channels
- Strong brand – "Roxio"

## Premium Content

**~$15M**


BLOCKBUSTER
POWERED BY
ROXIO NOW
BEST BUY

- Paradigm shift to web delivery
- Enable "storefront partners"
- Establish the RoxioNow Locker

*Source: NPD Data, June 2010*

# DivX is:

## The Divx Ecosystem
## ~$70M





**PC Software** **Video Content**



**CE Devices**

- 500 million software downloads
- 300 million CE devices
- High efficiency encoders/players
- Hollywood approved DRM

## Enabling Video Technology
## ~$20M

Codec by™ MAIN CONCEPT



DIVX TV

- Enterprise video platform
- H.264 experts
- Powering leading video companies
- An entire CE services platform

# Together, Sonic + DivX =

ROXIO NOW

- 300 Million DivX CE devices
- CE execution capability
- **Stimulate consumer/retailer demand for Divx**

DivX

Divx Ecosystem

- Speed up CE adoption of RoxioNow with DivX-TV platform
- **Stimulate retailer demand for DivX-TV**

DivX TV

- Massive online community (1.8 billion impressions/year!)
- **Best in class software to improve user experience**

ROXIO


creator
toast 10

DivX

Software Distribution

- "Industrial strength" tools & technology
- **Sonic's pre-eminent position in DVD authoring**

MAIN CONCEPT The Codec People

Enterprise Licensing

# Growth Driver: Premium Content

- Internet delivery is here
- Studios want direct access to consumers
- Consumers want access to content
- We are the key enabler…



# The VOD/EST Opportunity


Domestic Home Video Transactions
Millions of Transactions
3500
3000
2500
2000
1500
1000
500
0
2007
2008
2009
2010
2011
2012
A $50 Billion Industry in Transition
5-Year CAGR: 114%
Sonic will capture share as digital distribution expands
Combined Disc Sales
Digital

*Source: Morgan Stanley estimates, Mar 2010*

# The Rental Surplus Opportunity

**Rental Surplus**
**(from three major North American rental companies)**
**($ millions)**

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| ***Rental Revenues*** | $6,529 | $6,777 | $6,506 |
| ***Cost of Revenues*** | $3,209 | $3,390 | $3,180 |
| ***Rental Gross Profit*** | $3,320 | $3,387 | $3,326 |

***Total worldwide estimate:***

**$20 Billion per year**

*Sources: Screen Digest and company estimates*

# Today's Digital Content Industry

- iTunes
  - A single powerful channel & ecosystem
- Netflix
  - SVOD with massive distribution
- Xbox
  - Highly-connected device weighted towards VOD transactions

# We're The Next Distribution Channel

- Connected device ubiquity **[device agnostic]**
  - BD Players, TV's, Game Consoles, Mobile Phones, the PC and STB's
  - Enabling technologies
- Retail partnerships **[retail agnostic]**
  - In-store programs + attachment
- Enhanced digital experiences **[innovative]**
  - Interactivity
  - Digital locker access

# EST + VOD Drivers:

| Stores on Devices | User Activation | Purchase Behavior |
|---|---|---|



BEST BUY · BLOCKBUSTER · ALPHALINE ENTERTAINMENT



**DRIVERS**

| Stores on Devices | User Activation | Purchase Behavior |
|---|---|---|
| • Connected device trend<br>• Partner influence | • Brand recognition<br>• Point-of-Sale programs<br>• Locker copy | • Convenience<br>• Enhanced experience<br>• Locker access |

**RAMP**

| Stores on Devices | User Activation | | Purchase Behavior | |
|---|---|---|---|---|
| • 3 million 6/10 | • 3 % | 12/09 | • < 1 per month | 9/09 |
| • 30 million 6/11 | • 3 - 5 % | 6/10 | • 1 per month | 5/1 |
| • 60 - 100 million 6/12 | • >10% | 6/12 | • 1 - 3 per month | 6/12 |

Source: Company estimates, June 2010

# Devices → Market Potential

- Over a billion store fonts in user's homes

| | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| IP Enabled STB's | 1,715 | 4,484 | 9,752 | 19,851 | 33,385 |
| BD Players | 3,536 | 10,050 | 24,530 | 32,328 | 40,375 |
| Connected TV | 1,127 | 5,534 | 16,681 | 35,794 | 70,008 |
| Game Console | 23,156 | 33,365 | 44,835 | 47,440 | 50,014 |
| Mobile Handsets* | 15,872 | 32,588 | 52,141 | 83,425 | 133,480 |
| Other | 4,630 | 9,381 | 16,346 | 24,715 | 34,435 |
| Total | 50,036 | 95,402 | 164,284 | 243,553 | 361,698 |
| (cume) | 50,036 | 145,437 | 309,721 | 553,275 | 914,973 |
| (cume with existing game consoles) | 202,036 | 297,437 | 461,721 | 705,275 | 1,066,973 |

***Units (000's)***

> Billion Devices by 2013

***Data source In-stat***

****Data source Gartner (assumes only handsets capable of full screen video, does include iPhone)***

# Sonic's Content Strategy:
## Storefront Partners Drive Adoption

*(Ramping to 30 million devices in 2011)*


LGF
Walt Disney PICTURES
SONY PICTURES
POWERED BY
ROXIO NOW
PCs/Macs
BEST BUY
Connected TVs
DVRs/STBs/DMAs
BD Players
Mobile devices

ROXIO

# With DivX, Our Content Strategy is
## Accelerated, Enhanced & Expanded

*>300 million devices + expanded services*


PC, Macs
PS3
DVRs/STBs/DMAs
BD Players
Mobile devices
Connected TVs w. Digital services
Picasa
DIVX TV
POWERED BY
ROXIO NOW
twitter
Revision3
Rhapsody

# The Digital Locker


ROXIO NOW
DIVX
Digital Locker

# FY 2012 Model

**Pro Forma Modeling Under Different Scenarios Showing Accretion**
**(in millions except per share data)**

| | FY 2012 Premium Content Scenarios | | |
|---|---|---|---|
| | Low | Mid | High |
| Devices (Cumulative end-of-period) | 47.9 | 60.8 | 75.0 |
| Transactions (total in FY) | 22.4 | 51.8 | 58.3 |
| Prem. Content Transaction Revenue* | $46.9 | $110.3 | $170.3 |
| Other Prem. Content Revenue | $42.9 | $45.2 | $45.2 |
| Total Prem. Content Revenue | $89.8 | $155.5 | $215.5 |
| Personal Content Revenue | $93.0 | $93.0 | $93.0 |
| Total Sonic Revenue | $182.8 | $248.5 | $308.5 |
| Non-GAAP Earnings per Share** | $0.23 | $0.46 | $0.59 |
| DivX Revenue*** | $84.7 | $84.7 | $94.3 |
| Total Combined Revenue | $267.6 | $333.2 | $402.8 |
| Non-GAAP Earnings per Share** | $0.44 | $0.59 | $0.78 |

* Assumes 67% net; 33% "Register Ring" in Low and Mid scenarios; 50%/50% split in High scenario
** Adjusted for (i) Purchase Accounting Non-Cash Charges and (ii) Stock Comp.
***Thomson Reuters FirstCall Analyst Average Estimate as of June 1, 2010

*Source: Thomson Reuters FirstCall and company estimates, June 2010*

# Proposed Post-Close Organization



Dave Habiger
[CEO]
Paul Norris
[CFO, GC]
Clay Leighton, Mark Ely
[Office of the President]
Jim Taylor
[Office of the CTO]
David Richter
[EVP, Corp. Dev]
Matt Milne
[DivX]
Matt Dimaria
[Roxio]
David Cook
[RoxioNow]
Muzzi Beygirchi
Rolf Hartley
[Pro Group]
Joe Bollintini
[Operations]
DIVX
- CE licensing
- DivX PC/Mac software
-Video, IP, DRM
- DivX TV Platform
- Brand and consumer engagement
- CE certification
ROXIO
- Personal content
- PC, Mac software
- OEM, retail channels
ROXIO NOW
-Premium content
- White Label storefront solutions for PC, CE, Web
MAIN CONCEPT
-PC, CE SDKs
- Codecs
- Pro apps
- B2B sales
SONIC

# Planning Process: Next Steps

- DivX Division
  - Matt Milne will drive post-close organizational planning within the division
- Professional Division
  - Muzzi and Rolf organizing a technology summit in Germany post-IBC for post-close planning
- Operations, Legal & Finance
  - Integration teams continue post-close planning


DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME
DVD

# Thank You